Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Molecular Templates, Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights, and units, and to the incorporation by reference therein of our report dated March 13, 2020 with respect to the consolidated financial statements of Molecular Templates, Inc., and the effectiveness of internal control over financial reporting of Molecular Templates, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas
August 7, 2020